Exhibit 4(a)

                                   $130,000,000

                                 CREDIT AGREEMENT

                                    DATED AS OF

                                   JUNE 27, 1995

                                      BETWEEN

                             CONSOLIDATED PAPERS, INC.

                                        AND

                          WACHOVIA BANK OF GEORGIA, N.A.


                                 TABLE OF CONTENTS


                           [Not a part of the Agreement]



  ARTICLE I.  DEFINITIONS . . . . . . . . . . . . . . . . . . . . . . . . .

       SECTION 1.01.  Definitions . . . . . . . . . . . . . . . . . . . . .
       SECTION 1.02.  Accounting Terms and Determinations . . . . . . . . . .
       SECTION 1.03.  References  . . . . . . . . . . . . . . . . . . . . . .

  ARTICLE II.  THE CREDITS  . . . . . . . . . . . . . . . . . . . . . . . . .

       SECTION 2.01.  Commitment to Lend  . . . . . . . . . . . . . . . . . .
       SECTION 2.02.  Method of Borrowing . . . . . . . . . . . . . . . . . .
       SECTION 2.03.  Note  . . . . . . . . . . . . . . . . . . . . . . . . .
       SECTION 2.04.  Maturity of Advances  . . . . . . . . . . . . . . . . .
       SECTION 2.05.  Interest Rates  . . . . . . . . . . . . . . . . . . . .
       SECTION 2.06.  Fees  . . . . . . . . . . . . . . . . . . . . . . . . .
       SECTION 2.07.  Optional Termination or Reduction of Commitment . . . .
       SECTION 2.08.  Mandatory Termination of Commitment; Extension of
            Expiration Date . . . . . . . . . . . . . . . . . . . . . . . . .
       SECTION 2.09.  Optional Prepayments  . . . . . . . . . . . . . . . . .
       SECTION 2.10.  Mandatory Prepayments . . . . . . . . . . . . . . . . .
       SECTION 2.11.  General Provisions Concerning Payments  . . . . . . . .
       SECTION 2.12.  Computation of Interest and Fees  . . . . . . . . . . .

  ARTICLE III.  CHANGE IN CIRCUMSTANCES; COMPENSATION . . . . . . . . . . . .
       SECTION 3.01.  Basis for Determining Interest Rate Inadequate or
            Unfair  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
       SECTION 3.02.  Illegality  . . . . . . . . . . . . . . . . . . . . . .
       SECTION 3.03.  Increased Cost and Reduced Return . . . . . . . . . . .
       SECTION 3.04.  Base Rate Loans Substituted for Affected Euro-Dollar
            Loans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
       SECTION 3.05.  Compensation  . . . . . . . . . . . . . . . . . . . . .

  ARTICLE IV.  CONDITIONS TO BORROWINGS . . . . . . . . . . . . . . . . . . .

       SECTION 4.01.  Conditions to First Borrowing . . . . . . . . . . . . .
       SECTION 4.02.  Conditions to All Borrowings  . . . . . . . . . . . . .

  ARTICLE V.  REPRESENTATIONS AND WARRANTIES  . . . . . . . . . . . . . . . .

       SECTION 5.01.  Corporate Existence and Power . . . . . . . . . . . . .
       SECTION 5.02.  Corporate and Governmental Authorization;
                      Contravention . . . . . . . . . . . . . . . . . . . . .
       SECTION 5.03.  Binding Effect  . . . . . . . . . . . . . . . . . . . .
       SECTION 5.04.  Financial Information . . . . . . . . . . . . . . . . .
       SECTION 5.05.  Litigation  . . . . . . . . . . . . . . . . . . . . . .
       SECTION 5.06.  Compliance with ERISA . . . . . . . . . . . . . . . . .
       SECTION 5.07.  Taxes . . . . . . . . . . . . . . . . . . . . . . . . .
       SECTION 5.08.  Subsidiaries  . . . . . . . . . . . . . . . . . . . . .
       SECTION 5.09.  Not an Investment Company . . . . . . . . . . . . . . .
       SECTION 5.10.  Ownership of Property; Liens  . . . . . . . . . . . . .
       SECTION 5.11.  No Default  . . . . . . . . . . . . . . . . . . . . . .
       SECTION 5.12.  Full Disclosure . . . . . . . . . . . . . . . . . . . .
       SECTION 5.13.  Environmental  Matters  . . . . . . . . . . . . . . . .
       SECTION 5.14.  Compliance with Laws  . . . . . . . . . . . . . . . . .
       SECTION 5.15.  Transactions with Affiliates  . . . . . . . . . . . . .

  ARTICLE VI.  COVENANTS  . . . . . . . . . . . . . . . . . . . . . . . . . .

       SECTION 6.01.  Information . . . . . . . . . . . . . . . . . . . . . .
       SECTION 6.02.  Inspection of Property, Books and Records . . . . . . .
       SECTION 6.03.  Ratio of Indebtedness For Borrowed Money to Total
                      Capitalization  . . . . . . . . . . . . . . . . . . . .
       SECTION 6.04.  Minimum Consolidated Tangible Net Worth . . . . . . . .
       SECTION 6.05.  Loans or Advances . . . . . . . . . . . . . . . . . . .
       SECTION 6.06.  Negative Pledge . . . . . . . . . . . . . . . . . . . .
       SECTION 6.07.  Maintenance of Existence; Fields of Business  . . . . .
       SECTION 6.08.  Dissolution . . . . . . . . . . . . . . . . . . . . . .
       SECTION 6.09.  Consolidations, Mergers and Sales of Assets . . . . . .
       SECTION 6.10.  Use of Proceeds . . . . . . . . . . . . . . . . . . . .
       SECTION 6.11.  Compliance with Laws; Payment of Taxes  . . . . . . . .
       SECTION 6.12.  Insurance . . . . . . . . . . . . . . . . . . . . . . .
       SECTION 6.13.  Maintenance of Property . . . . . . . . . . . . . . . .
       SECTION 6.14.  Environmental Notices . . . . . . . . . . . . . . . . .

  ARTICLE VII.  DEFAULTS  . . . . . . . . . . . . . . . . . . . . . . . . . .
       SECTION 7.01.  Events of Default . . . . . . . . . . . . . . . . . . .
       SECTION 7.02.  Remedies on Default . . . . . . . . . . . . . . . . . .
       SECTION 7.03.  Offset  . . . . . . . . . . . . . . . . . . . . . . . .

  ARTICLE VIII.  MISCELLANEOUS  . . . . . . . . . . . . . . . . . . . . . . .

       SECTION 8.01.  Notices . . . . . . . . . . . . . . . . . . . . . . . .
       SECTION 8.02.  No Waivers  . . . . . . . . . . . . . . . . . . . . . .
       SECTION 8.03.  Expenses; Documentary Taxes . . . . . . . . . . . . . .
       SECTION 8.04.  Amendments and Waivers  . . . . . . . . . . . . . . . .
       SECTION 8.05.  Successors and Assigns  . . . . . . . . . . . . . . . .
       SECTION 8.06.  Confidentiality . . . . . . . . . . . . . . . . . . . .
       SECTION 8.07.  Interest Limitation . . . . . . . . . . . . . . . . . .
       SECTION 8.08.  Governing Law . . . . . . . . . . . . . . . . . . . . .
       SECTION 8.09.  Counterparts  . . . . . . . . . . . . . . . . . . . . .
       SECTION 8.10.  Consent to Jurisdiction . . . . . . . . . . . . . . . .
       SECTION 8.11.  Severability  . . . . . . . . . . . . . . . . . . . . .
       SECTION 8.12.  Captions  . . . . . . . . . . . . . . . . . . . . . . .

  SCHEDULE 5.05  Description of Potential Litigation

  SCHEDULE 5.13 Potentially Responsible Party Designations and Properties on National Priorities List or CERCLIS List

  EXHIBIT A      Form of Note

  EXHIBIT B      Form of Opinion of Counsel for the Borrower

  EXHIBIT C      Form of Assignment and Acceptance


                                 CREDIT AGREEMENT


            THIS CREDIT AGREEMENT, made as of the 27th day of June 1995, by and between CONSOLIDATED PAPERS, INC., a Wisconsin corporation (together with its successors, the "Borrower"), and WACHOVIA BANK OF GEORGIA, N.A., a national banking association (together with its endorsees, successors and assigns, the "Bank").

                                    BACKGROUND

            The Borrower desires to establish with the Bank a credit facility providing for revolving loans of up to $130,000,000 in the aggregate maximum principal amount at any time outstanding, and the Bank is willing to establish such a credit facility on the terms and conditions hereinafter set forth.

            NOW, THEREFORE, in consideration of the premises and the promises herein contained, and each intending to be legally bound hereby, the parties agree as follows:


                              ARTICLE I.  DEFINITIONS

            SECTION 1.01.  Definitions.  The terms as defined in this
  Section 1.01 shall, for all purposes of this Agreement and any amendment hereto (except as herein otherwise expressly provided or unless the context otherwise requires), have the meanings set forth herein (terms defined in the singular to have the same meanings when used in the plural and vice versa):

            "Acceptable Obligations" means any of the following:

            (i) commercial paper rated A-1 or the equivalent thereof by Standard & Poor's Ratings Group, Inc., a division of McGraw-Hill, Inc. or P-1 or the equivalent thereof by Moody's Investors Service, Inc. and in either case maturing within one year after the date of acquisition;

            (ii) tender bonds the payment of the principal of and interest on which is fully supported by a letter of credit issued by a United States bank whose long-term certificates of deposit are rated at least AA or the equivalent thereof by Standard & Poor's Rating Group, a division of McGraw-Hill, Inc. or Aa or the equivalent thereof by Moody's Investors Service, Inc.;

            (iii)  direct obligations of the United States of America;

            (iv) obligations issued or unconditionally guaranteed by a state or municipality, having a rating of AA or better from Standard & Poor's Ratings Group, a division of McGraw-Hill, Inc. or Aa or better from Moody's Investors Service, Inc.; and

            (v) obligations of a corporation having a rating of AA or better from Standard & Poor's Rating Group, a division of McGraw-Hill, Inc., or Aa or better from Moody's Investors Service, Inc.

            "Acquisitions" means and includes the acquisition by the Borrower of:

            (a) 100% of the issued and outstanding capital stock of Niagara Paper from Pentair,

            (b) (i) 100% of the issued and outstanding capital stock of SRFC and (ii) 100% of the assets of LSPI Fiber from Synertec and LSPI Fiber, and

            (c) 100% of the issued and outstanding capital stock of Pentair Duluth and Minnesota Paper from Pentair and Minnesota Power,

  in each case, pursuant to the Acquisition Documents.

            "Acquisition Documents" means and includes:

            (a) that certain Agreement for Sale and Purchase of Stock of Niagara of Wisconsin Paper Corporation, dated as of May 8, 1995, between the Borrower and Pentair, together with all agreements, exhibits, schedules, annexes and documents executed or delivered in connection therewith;

            (b) that certain Agreement for Sale and Purchase of Assets of LSPI Fiber Co. and Stock of Superior Recycled Fiber Corporation, dated as of May 8, 1995, among the Borrower and each of Pentair, Minnesota Power, Synertec and LSPI Fiber, together with all agreements, exhibits, schedules, annexes and documents executed or delivered in connection therewith; and

            (c) that certain Agreement for Sale and Purchase of Stock of Pentair Duluth Corp. and Minnesota Paper Incorporated, dated as of May 8, 1995, among the Borrower and each of Pentair and Minnesota Power, together with all agreements, exhibits, schedules, annexes and documents executed or delivered in connection therewith.

            "Adjusted London Interbank Offered Rate" applicable to any Interest Period means a rate per annum equal to the quotient obtained (rounded upwards, if necessary, to the next higher 1/100th of 1%) by dividing (i) the applicable London Interbank Offered Rate for such Interest Period by
  (ii) 1.00 minus the Euro-Dollar Reserve Percentage.

            "Advance" means any advance by the Bank under the Commitment.

            "Affiliate" of any Person means (i) any other Person which directly, or indirectly through one or more intermediaries, controls such Person, (ii) any other Person which directly, or indirectly through one or more intermediaries, is controlled by or is under common control with such Person, or (iii) any other Person of which such Person owns, directly or indirectly, 20% or more of the common stock or equivalent equity interests. As used herein, the term "control" means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

            "Agreement Accounting Principles" means generally accepted principles of accounting as in effect from time to time.

            "Applicable Margin" has the meaning set forth in Section 2.05(c).

            "Assignee" has the meaning set forth in Section 8.05(c).

            "Assignment and Acceptance" means an Assignment and Acceptance executed in accordance with Section 8.05(c) in the form attached hereto as Exhibit C.

            "Authority" has the meaning set forth in Section 3.02.

            "Base Rate" means for any Base Rate Loan for any day, the rate per annum equal to the higher as of such day of (i) the Prime Rate, and (ii) one-half of one percent above the Federal Funds Rate for such day. For purposes of determining the Base Rate for any day, changes in the Prime Rate shall be effective on the date of each such change.

            "Base Rate Loan" means an Advance which bears or is to bear interest at a rate based upon the Base Rate.

            "Borrowing" means a borrowing under the Commitment consisting of an Advance by the Bank. A Borrowing is a "Euro-Dollar Borrowing" if the Advance is made as a Euro-Dollar Loan and a "Base Rate Borrowing" if the Advance is made as a Base Rate Loan.

            "Capital Lease" means at any date any lease of Property which in accordance with Agreement Accounting Principles would be required to be capitalized on a balance sheet of the lessee.

            "Capital Stock" means any nonredeemable capital stock of the Borrower or any Consolidated Subsidiary (to the extent issued to a Person other than the Borrower), whether common or preferred.

            "Capitalized Lease Obligations" of a Person means the amount of the obligations of such Person under Capitalized Leases which would be shown as a liability on a balance sheet of such Person, prepared in accordance with Agreement Accounting Principles.

            "CERCLA" means the Comprehensive Environmental Response Compensation and Liability Act.

            "CERCLIS" means the Comprehensive Environmental Response Compensation and Liability Information System established pursuant to CERCLA.

            "Change of Law" shall have the meaning set forth in Section 3.02.

            "Closing Date" means June 27, 1995.

            "Code" means the Internal Revenue Code of 1986, as amended, or any successor Federal tax code.

            "Commitment" shall have the meaning assigned to it in Section 2.01.

            "Commitment Fee Payment Date" means the first day of each January, April, July and October, commencing October 1, 1995; provided that if any such day is not a Domestic Business Day, the Commitment Fee Payment Date shall be on the next succeeding Domestic Business Day.

            "Consolidated Net Earnings" for any period, means the consolidated net income of the Borrower and its Subsidiaries accrued during such period as computed on a consolidated basis in accordance with Agreement Accounting Principles, and, without limiting the foregoing, after deduction from gross income of all charges and reserves, including charges and reserves for all taxes on or measured by income, but excluding any profits or losses on the sale or other disposition not in the ordinary course of business of fixed or capital assets or on the acquisition, retirement, sale or other disposition of stock or securities of the Borrower and its Subsidiaries, and also excluding taxes on such profits and any tax deductions or credits on account of any such losses.

            "Consolidated Subsidiary" means at any date any Subsidiary or other entity the accounts of which, in accordance with generally accepted accounting principles consistently applied, would be consolidated with those of the Borrower in its consolidated financial statements as of such date.

            "Consolidated Tangible Net Worth" means, the excess of total assets of the Borrower and its Subsidiaries over total liabilities and reserves of the Borrower and its Subsidiaries computed on a consolidated basis, total assets and total liabilities each to be determined in accordance with Agreement Accounting Principles excluding, however, from the determination of total assets, (i) all Intangible Assets and (ii) all Minority Interests.

            "Consolidated Total Assets" means, at any time, the total assets of the Borrower and its Consolidated Subsidiaries, determined on a consolidated basis, as set forth or reflected on the most recent consolidated balance sheet of the Borrower and its Consolidated Subsidiaries, prepared in accordance with generally accepted accounting principles consistently applied.

            "Controlled Group" means all members of a controlled group of corporations and all trades or businesses (whether or not incorporated) under common control which, together with the Borrower, are treated as a single employer under Section 414 of the Code.

            "Default" means any condition or event which constitutes an Event of Default or which with the giving of notice or lapse of time or both would, unless cured or waived, become an Event of Default.

            "Dollars" or "$" means dollars in lawful currency of the United States of America.

            "Domestic Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in Georgia are authorized by law to close.

            "Environmental Authorizations" means all licenses, permits, orders, approvals, notices, registrations or other legal prerequisites for conducting the business of the Borrower or any Subsidiary required by any Environmental Requirement.

            "Environmental Authority" means any foreign, federal, state, local or regional government that exercises any form of jurisdiction or authority under any Environmental Requirement.

            "Environmental Judgments and Orders" means all judgments, decrees or orders arising from or in any way associated with any Environmental Requirements, whether or not entered upon consent or written agreements with an Environmental Authority or other entity arising from or in any way associated with any Environmental Requirement, whether or not incorporated in a judgment, decree or order.

            "Environmental Liabilities" means any liabilities, whether accrued, contingent or otherwise, arising from and in any way associated with any Environmental Requirements.

            "Environmental Notices" means notice from any Environmental Authority or by any other person or entity, of possible or alleged noncompliance with any Environmental Requirement, including without limitation any complaints, citations, demands or requests from any Environmental Authority or from any other person or entity for correction of any violation of any Environmental Requirement or any investigations concerning any violation of any Environmental Requirement.

            "Environmental Proceedings" means any judicial or administrative proceedings arising from or in any way associated with any Environmental Requirement.

            "Environmental Releases" means releases as defined in CERCLA or under any applicable state or local environmental law or regulation.

            "Environmental Requirements" means any legal requirement relating to health, safety or the environment and applicable to the Borrower, any Subsidiary or the Real Properties, including but not limited to any such requirement under CERCLA or similar state legislation.

            "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, or any successor law, including any rules or regulations promulgated thereunder. Any reference to any provision of ERISA shall also be deemed to be a reference to any successor provision or provisions thereof.

            "Euro-Dollar Business Day" means any Domestic Business Day on which dealings in Dollar deposits are carried out in the London interbank market.

            "Euro-Dollar Loan" means an Advance which bears or is to bear interest at a rate based upon the Adjusted London Interbank Offered Rate.

            "Euro-Dollar Reserve Percentage" means for any day that percentage (expressed as a decimal) which is in effect on such day, as prescribed by the Board of Governors of the Federal Reserve System (or any successor) for determining the maximum reserve requirement for a member bank of the Federal Reserve System in respect of "Eurocurrency liabilities" (or in respect of any other category of liabilities which includes deposits by reference to which the interest rate on Euro-Dollar Loans is determined or any category of extensions of credit or other assets which includes loans by a non-United States office of the Bank to United States residents). The Adjusted London Interbank Offered Rate shall be adjusted automatically on and as of the effective date of any change in the Euro-Dollar Reserve Percentage.

            "Event of Default" shall have the meaning assigned to such term in
  Section 7.01.

            "Excepted Lease Obligations" means Indebtedness For Borrowed Money of the Borrower or any Subsidiary incurred in connection with the refinancing of, and secured by the Property which is, as of the Closing Date, the subject of, any of the LSPI Leases or the Niagara Leases, so long as (a) the aggregate amount of all obligations of the Borrower and its Subsidiaries in respect of such Indebtedness For Borrowed Money does not exceed Five Hundred Million Dollars ($500,000,000) and (b) such Property is subject to no other Liens securing any other Indebtedness For Borrowed Money.

            "Expiration Date" means the Initial Expiration Date or, if the term of the Commitment is extended pursuant to Section 2.08(b), the last day of each Successive Extension Period.

            "Federal Funds Rate" means, for any day, the rate per annum (rounded upward, if necessary, to the next higher 1/100th of 1%) equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Domestic Business Day next succeeding such day, provided that (i) if the day for which such rate is to be determined is not a Domestic Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Domestic Business Day as so published on the next succeeding Domestic Business Day, and (ii) if such rate is not so published for any day, the Federal Funds Rate for such day shall be the average rate charged to Wachovia on such day on such transactions.

            "Fiscal Quarter" means any fiscal quarter of the Borrower.

            "Fiscal Year" means any fiscal year of the Borrower.

            "Guarantee" by any Person means any obligation, contingent or otherwise, of such Person directly or indirectly guaranteeing any Indebtedness For Borrowed Money or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to secure, purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness For Borrowed Money or other obligation (whether arising by virtue of partnership arrangements, by agreement to keep-well, to purchase assets, goods, securities or services, to provide collateral security, to take-or-pay, or to maintain financial statement conditions or otherwise) or
  (ii) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness For Borrowed Money or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part), provided that the term Guarantee shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

            "Hazardous Materials" includes, without limitation, (a) solid or hazardous waste, as defined in the Resource Conservation and Recovery Act of 1980, or in any applicable state or local law or regulation, (b) hazardous substances, as defined in CERCLA, or in any applicable state or local law or regulation, (c) gasoline, or any other petroleum product or by-product, (d) toxic substances, as defined in the Toxic Substances Control Act of 1976, or in any applicable state or local law or regulation or (e) insecticides, fungicides, or rodenticides, as defined in the Federal Insecticide, Fungicide, and Rodenticide Act of 1975, or in any applicable state or local law or regulation, as each such Act, statute or regulation may be amended from time to time.

            "Indebtedness For Borrowed Money" means all indebtedness of the Borrower and its Subsidiaries (computed on a consolidated basis in accordance with Agreement Accounting Principles) for borrowed money, including without limitation, (i) obligations representing the deferred purchase price of Property (other than accounts payable arising in the ordinary course of business on customary trade terms), (ii) obligations, whether or not assumed, secured by Liens or payable out of proceeds or production from Property now or hereafter acquired by the Borrower or any Subsidiary, (iii) obligations which are evidenced by notes, acceptances or other instruments, (iv) Capitalized Lease Obligations, (v) obligations in respect of letters of credit, and (vi) obligations in respect of Guaranties; provided that in no event shall Indebtedness For Borrowed Money include any obligations arising in connection with the Steam Bonds.

            "Initial Expiration Date" means July 27, 1996.

            "Intangible Assets" means any assets that are not Tangible Assets.

            "Interest Period" means: (1) with respect to each Euro-Dollar Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the first, second or third calendar month thereafter, as the Borrower may elect in the applicable Notice of Borrowing; provided that:

            (a) any Interest Period (other than an Interest Period determined pursuant to clause (c) below) which would otherwise end on a day which is not a Euro-Dollar Business Day shall be extended to the next succeeding Euro-Dollar Business Day unless such Euro-Dollar Business Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Euro-Dollar Business Day;

            (b) any Interest Period which begins on the last Euro-Dollar Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the appropriate subsequent calendar month) shall, subject to clause (c) below, end on the last Euro-Dollar Business Day of the appropriate subsequent calendar month; and

            (c) any Interest Period which begins before the Termination Date and would otherwise end after the Termination Date shall end on the Termination Date; and

  (2) with respect to each Base Rate Borrowing, the period commencing on the date of such Borrowing and ending 30 days thereafter; provided that:

            (a) any Interest Period (other than an Interest Period determined pursuant to clause (b) below) which would otherwise end on a day which is not a Domestic Business Day shall be extended to the next succeeding Domestic Business Day; and

            (b) any Interest Period which begins before the Termination Date and would otherwise end after the Termination Date shall end on the Termination Date.

            "Lending Office" means the Bank's office located at its address set forth on the signature pages hereof (or identified on the signature pages hereof as its Lending Office) or such other office as the Bank may hereafter designate as its Lending Office by notice to the Borrower.

            "Letter Agreement" means that certain letter agreement, dated as of May 18, 1995 and accepted by the Borrower effective May 30, 1995, between the Borrower and the Bank relating to the Advances, and certain fees from time to time payable by the Borrower to the Bank, together with all amendments and modifications thereto.

            "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset. For the purposes of this Agreement, the Borrower or any Subsidiary shall be deemed to own subject to a Lien any asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, Capital Lease or other title retention agreement relating to such asset.

            "Loan Documents" means this Agreement, the Note and any other document evidencing or securing the Advances.

            The "London Interbank Offered Rate" applicable to any Euro-Dollar Loan means for the Interest Period of such Euro-Dollar Loan the rate per annum determined on the basis of the offered rate for deposits in Dollars of amounts equal or comparable to the principal amount of such Euro-Dollar Loan offered for a term comparable to such Interest Period, which rate appears on the Reuters Screen LIBO Page as of 11:00 a.m., London time, two (2) Euro-Dollar Business Days prior to the first day of such Interest Period, provided that (i) if more than one such offered rate appears on the Reuters Screen LIBO Page, the "London Interbank Offered Rate" will be the arithmetic average (rounded upward, if necessary, to the next higher 1/100th of 1%) of such offered rates; and (ii) if no such offered rates appear on such page, the "London Interbank Offered Rate" for such Interest Period will be the arithmetic average (rounded upward, if necessary, to the next higher 1/100th of 1%) of rates quoted by not less than two major banks in New York City, selected by the Bank, at approximately 10:00 a.m., Atlanta, Georgia time, two
  (2) Euro-Dollar Business Days prior to the first day of such Interest Period, for deposits in Dollars offered to leading European banks for a period comparable to such Interest Period in an amount comparable to the principal amount of such Euro-Dollar Loan.

            "LSPI" means Lake Superior Paper Industries, a joint venture organized under the general partnership laws of the State of Minnesota.

            "LSPI Fiber" means LSPI Fiber Co., a joint venture organized under the general partnership laws of the State of Minnesota.

            "LSPI Leases" means and includes those five separate Facility Leases dated December 31, 1987 between LSPI and First National Bank of Minneapolis, as Owner Trustee.

            "Margin Stock" means "margin stock" as defined in Regulations G, T, U or X of the Board of Governors of the Federal Reserve System, as in effect from time to time, together with all official rulings and interpretations issued thereunder.

            "Material Subsidiary" means, at any time, any Subsidiary having Total Assets as of the end of the Fiscal Quarter most recently ended at least 60 days prior to such time in excess of $1,000,000.

            "Minnesota Paper" means Minnesota Paper Incorporated, a Minnesota corporation.

            "Minnesota Power" means Minnesota Power & Light Company, a Minnesota corporation.

            "Minority Interests" means any partnership interests, or any shares of stock of any class of a Subsidiary (other than directors' qualifying shares as required by law) that are not owned by the Borrower and/or one of its Wholly Owned Subsidiaries or any other similar interest in a Person. Minority Interests shall be valued by valuing Minority Interests constituting partnership or other similar interests in a Person in accordance with Agreement Accounting Principles, or by valuing such Minority Interests constituting preferred stock at the voluntary or involuntary liquidation value of such preferred stock, whichever is greater, and by valuing Minority Interests constituting common stock at the book value of capital, paid-in-capital and retained earnings applicable thereto adjusted, if necessary, to reflect any changes from the book value of such common stock required by the foregoing method of valuing Minority Interests in preferred stock.

            "Multiemployer Plan" shall have the meaning set forth in
  Section 4001(a)(3) or ERISA.

            "Net Proceeds of Capital Stock" means any proceeds received by the Borrower or a Consolidated Subsidiary in respect of the issuance of Capital Stock, after deducting therefrom all costs and expenses incurred by the Borrower or such Consolidated Subsidiary in connection with the issuance of such Capital Stock.

            "Niagara Leases" means and includes (a) that certain Lease Agreement, dated as of November 26, 1985, between Bank One Arizona Leasing Corporation (formerly Valley Bank and Leasing, Inc.) and Niagara Paper (successor to Pentair Financial Corporation), (b) that certain Lease Agreement, dated as of December 30, 1986, between Equipment Credit Services, Inc. (successor to Wells Fargo Leasing Corporation) and Niagara Paper (successor to Pentair Financial Corporation), and (c) that certain Lease Agreement, dated as of September 2, 1990, between Bank One Wisconsin Trust Company, N.A. and Niagara Paper (successor to Pentair Financial Corporation).

            "Niagara Paper" means Niagara of Wisconsin Paper Corporation, a Wisconsin corporation.

            "Note" means a promissory note of the Borrower payable to the order of the Bank, in substantially the form of Exhibit A hereto, evidencing the maximum principal indebtedness of the Borrower to the Bank under the Commitment, either as originally executed or as it may be from time to time supplemented, modified, amended, renewed or extended.

            "Notice of Borrowing" shall have the meaning assigned to it in
  Section 2.02.

            "Notice of Non-Extension" means a written notice delivered by the Bank to the Borrower to the effect that the Commitment will not be extended for a Successive Extension Period.

            "Obligations" means all indebtedness, obligations and liabilities to the Bank existing on the date of this Agreement or arising thereafter, direct or indirect, joint or several, absolute or contingent, matured or unmatured, liquidated or unliquidated, secured or unsecured, arising by contract, operation of law or otherwise, of the Borrower under this Agreement or any other Loan Document.

            "Participant" has the meaning set forth in Section 8.05(b).

            "PBGC" means the Pension Benefit Guaranty Corporation or any entity succeeding to any or all of its functions under ERISA.

            "Pentair" means Pentair, Inc., a Minnesota corporation.

            "Pentair Duluth" means Pentair Duluth Corp. a Minnesota corporation.

            "Permitted Encumbrances" means:

            (a) Liens (i) existing on the date of this Agreement securing Indebtedness For Borrowed Money outstanding on the date of this Agreement in an aggregate principal amount not exceeding $0 or
       (ii) securing Excepted Lease Obligations;

            (b) Liens in connection with worker's compensation, unemployment insurance, old age benefits, social security obligations, taxes, assessments, statutory obligations or other similar charges, good faith deposits in connection with tenders, contracts or leases to which the Borrower or any Subsidiary is a party (other than contracts for borrowed money), or other deposits required to be made in the ordinary course of business; provided that either: (i) in each case the obligation secured is not overdue or, if overdue, is being contested in good faith by appropriate proceedings and reserves have been established therefor that in the Borrower's reasonable opinion are adequate or (ii) the aggregate amount of liabilities (including interest and penalties, if any) of the Borrower and its Subsidiaries secured by such Liens (other than those covered by clause (i) of this paragraph) does not at any time exceed $10,000,000 and no such Lien (other than those covered by clause (i) of this paragraph) could reasonably be expected to have a material adverse effect on the Borrower and its Subsidiaries taken as a whole;

            (c) mechanics', workmen's, materialmen's, landlords', carriers' or other similar Liens arising in the ordinary course of business with respect to obligations which are not due or, if overdue, either (i) are being contested in good faith by appropriate proceedings and for which reserves have been established that in the Borrower's reasonable opinion are adequate or (ii) the aggregate amount of liabilities (including interest and penalties, if any) of the Borrower and its Subsidiaries secured by such Liens (other than those covered by clause (i) of this paragraph) does not at any time exceed $10,000,000 and no such Lien (other than those covered by clause (i) of this paragraph) could reasonably be expected to have a material adverse effect on the Borrower and its Subsidiaries taken as a whole;

            (d) Liens arising out of judgments or awards against the Borrower or any Subsidiary with respect to which the Borrower or such Subsidiary shall be prosecuting an appeal or proceeding for review and with respect to which it shall have obtained a stay of execution pending such appeal or proceeding for review and shall maintain reserves in accordance with Agreement Accounting Principles;

            (e) Liens for property taxes not yet subject to penalties for nonpayment, or survey exceptions, encumbrances, mineral or royalty reservations, easements or reservations of, or rights of others for, rights of way, sewers, electric lines, pipe lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of its Real Properties, which exceptions, encumbrances, easements, reservations, rights and restrictions do not in the aggregate materially detract from the value of such Real Properties taken as a whole or materially impair their use in the operation of the business of the Borrower and its Subsidiaries;

            (f) Liens upon any Property acquired by the Borrower or any Subsidiary after the date hereof (A) to secure the payment of all or any part of the purchase price of such Property upon the acquisition thereof by the Borrower or such Subsidiary, or (B) to secure any Indebtedness For Borrowed Money issued, assumed or guaranteed by the Borrower or any Subsidiary prior to, at the time of, or within 90 days after the acquisition of such Property, which Indebtedness For Borrowed Money is issued, assumed or guaranteed for the purpose of financing all or any part of the purchase price of such Property, provided that in the case of any such acquisition the Lien shall not apply to any Property other than the Property so acquired or purchased;

            (g) any extension, renewal or replacement (or successive extensions, renewals, or replacements) in whole or in part of any Lien referred to in the foregoing paragraphs (a) through (f), inclusive, provided, however, that the principal amount of Indebtedness For Borrowed Money secured thereby shall not exceed the principal amount of Indebtedness For Borrowed Money so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to the Property which was subject to the Lien so extended, renewed or replaced; or

            (h) other Liens, provided that the aggregate principal amount of Indebtedness For Borrowed Money secured by such Liens (which are not otherwise permitted by the foregoing clauses (a) through (g)) shall not exceed at any time 10% of Consolidated Tangible Net Worth.

            "Person" means any individual, joint venture, corporation, company, voluntary association, partnership, trust, joint stock company, unincorporated organization, association, government, or any agency, instrumentality, or political subdivision thereof, or any other form of entity or organization.

            "Plan" means at any time an employee pension benefit plan which is covered by Title IV of ERISA or subject to the minimum funding standards under Section 412 of the Code and is either (i) maintained by a member of the Controlled Group for employees of any member of the Controlled Group or (ii) maintained pursuant to a collective bargaining agreement or any other arrangement under which more than one employer makes contributions and to which a member of the Controlled Group is then making or accruing an obligation to make contributions or has within the preceding five plan years made contributions.

            "Prime Rate" refers to that interest rate so denominated and set by Wachovia from time to time as an interest rate basis for borrowings. The Prime Rate is but one of several interest rate bases used by Wachovia. Wachovia lends at interest rates above and below the Prime Rate. A change in the Prime Rate shall be effective on the date of such change.

            "Property" means any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, whether now owned or hereafter acquired.

            "Real Properties" means all real property owned, leased or otherwise used or occupied by the Borrower or any Subsidiary, wherever located.

            "Redeemable Preferred Stock" of any Person means any preferred stock issued by such Person which is at any time prior to the Termination Date either (i) mandatorily redeemable (by sinking fund or similar payments or otherwise) or (ii) redeemable at the option of the holder thereof.

            "Reportable Event" has the meaning given such term in
  Section 4043(b) of Title V of ERISA.

            "Significant Subsidiary" means at any time any Subsidiary of the Borrower that would at such time constitute a "significant subsidiary" (as such term is defined in Regulation S-X of the Securities and Exchange Commission as in effect on the Closing Date) of the Borrower.

            "SRFC" means Superior Recycled Fiber Corporation, a Minnesota corporation.

            "Steam Bonds" means (a) the Tax Increment Revenue Bonds (Lake Superior Paper Company Project Series 1985) in the aggregate principal amount of $29,300,000 issued by the City of Duluth (the "Issuer"), and subject to a Development Agreement, dated December 2, 1985, as amended, between the Issuer and LSPI, (b) the Steam Utility Revenue Bonds of 1987 in the aggregate principal amount of $17,000,000 issued by the Issuer pursuant to a Financing Agreement, dated as of May 15, 1987 among the Issuer, LSPI and the Prudential Insurance Company of America, and (c) any liabilities and obligations related to or arising from the foregoing.

            "Subsidiary" of a Person means any corporation or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person. Unless otherwise indicated, all references herein to Subsidiaries refer to Subsidiaries of the Borrower.

            "Successive Extension Period" has the meaning ascribed thereto in
  Section 2.08(b).

            "Synertec" means Synertec, Inc. a Minnesota corporation.

            "Tangible Assets" of any Person means, as of the date of any determination thereof, the total amount of all assets of such Person (less depreciation, depletion and other properly deductible valuation reserves) after deducting the following: good will, patents, trade names, trade marks, copyrights, franchises, experimental expense, organization expense, unamortized debt discount and expense, deferred assets, the excess of cost of shares acquired over book value of related assets, any write-ups in the book value of any asset resulting from a revaluation thereof, and such other assets as are properly classified as "intangible assets" in accordance with Agreement Accounting Principles.

            "Termination Date" means the earlier of (i) the Expiration Date, or
  (ii) February 29, 2000, or such later date as to which the Borrower and the Bank may agree in writing.

            "Third Parties" means all lessees, sublessees, licenses and other users of the Real Properties, excluding those users of the Real Properties in the ordinary course of the Borrower's or any Subsidiary's business and on a temporary basis.

            "Total Assets" means, at any time and as to each Person, the total assets of such Person, determined in accordance with Agreement Accounting Principles.

            "Total Capitalization" means, at any time, the sum of (a) Consolidated Tangible Net Worth at such time and (b) Indebtedness For Borrowed Money at such time.

            "Transferee" has the meaning set forth in Section 8.05(d).

            "Unused Commitment" means at any date an equal to the Commitment less the aggregate outstanding principal amount of the Advances.

            "Wachovia" means Wachovia Bank of Georgia, N.A., a national banking association, together with its successors.

            "Wholly Owned Subsidiary" means any Subsidiary all of the shares of capital stock or other ownership interests of which (except directors' qualifying shares) are at the time directly or indirectly owned by the Borrower.

            SECTION 1.02. Accounting Terms and Determinations. Unless otherwise specified herein, all terms of an accounting character used herein shall be interpreted, all accounting determinations hereunder shall be made, and all financial statements required to be delivered hereunder shall be prepared in accordance with generally accepted accounting principles as in effect from time to time, applied on a basis consistent (except for changes concurred in by the Borrower's independent public accountants) with the most recent audited consolidated financial statements of the Borrower and its Consolidated Subsidiaries delivered to the Bank.

            SECTION 1.03. References. Except as otherwise expressly provided in this Agreement: the words "herein," "hereof," "hereunder" and other words of similar import refer to this Agreement as a whole, including the Schedule hereto which is a part hereof, and not to any particular Section, Article, paragraph or other subdivision; the singular includes the plural and the plural includes the singular; "or" is not exclusive; the words "include," "includes" and "including" are not limiting; a reference to any agreement or other contract includes past and future permitted supplements, amendments, modifications and restatements thereto or thereof; a reference to an Article, Section, paragraph or other subdivision is a reference to an Article, Section, paragraph or other subdivision of this Agreement; a reference to any law includes any amendment or modification to such law and any rules and regulations promulgated thereunder; a reference to a Person includes its permitted successors and assigns; any right may be exercised at any time and from time to time; and, except as otherwise expressly provided therein, all obligations under any agreement or other contract are continuing obligations throughout the term of such agreement or contract.


                             ARTICLE II.  THE CREDITS

            SECTION 2.01.  Commitment to Lend.   The Bank agrees, on the terms
  and conditions set forth herein, to make Advances to the Borrower from time to time before the Termination Date; provided that, immediately after each such Advance is made, the aggregate principal amount of outstanding Advances shall not exceed $130,000,000 (as such figure may be reduced from time to time as provided in this Agreement, the "Commitment"). Each Borrowing under this Section shall be in an aggregate principal amount of $1,000,000 or any larger multiple of $500,000 (except that any such Borrowing may be in the amount of the Unused Commitment). Within the foregoing limits, the Borrower may borrow under this Section, repay or, to the extent permitted by Section 2.09, prepay Advances and reborrow under this Section at any time before the Termination Date. The Bank shall have no obligation to advance funds in excess of the amount of the Commitment.

            SECTION 2.02. Method of Borrowing. (a) The Borrower shall give the Bank notice (a "Notice of Borrowing") at least one Domestic Business Day before each Base Rate Borrowing and at least three Euro-Dollar Business Days before each Euro-Dollar Borrowing, specifying:

            (i) the date of such Borrowing, which shall be a Domestic Business Day in the case of a Base Rate Borrowing, or a Euro-Dollar Business Day in the case of a Euro-Dollar Borrowing,

            (ii)  the aggregate amount of such Borrowing,

            (iii) whether the Advance comprising such Borrowing is to be a Base Rate Loan or a Euro-Dollar Loan, and

            (iv) in the case of a Euro-Dollar Borrowing, the duration of the Interest Period applicable thereto, subject to the provisions of the definition of Interest Period.

            (b) A Notice of Borrowing, once given, shall be irrevocable. The Bank shall be entitled to rely on any telephonic Notice of Borrowing which it believes in good faith to have been given by a duly authorized officer or employee of the Borrower and any Advances made by the Bank based on such telephonic notice shall, when credited by the Bank to the regular deposit account maintained by the Borrower with the Bank, be an Advance for all purposes hereunder. Not later than 2:00 p.m., Atlanta, Georgia time, on the date specified for the Borrowing in the Notice of Borrowing, the Bank shall credit, in immediately available funds, the amount of such Borrowing to the regular deposit account maintained by the Borrower with the Bank.

            (c) If the Bank makes a new Advance hereunder on a day on which the Borrower is to repay all or any part of an outstanding Advance, the Bank shall apply the proceeds of its new Advance to make such repayment and only an amount equal to the difference (if any) between the amount being borrowed and the amount being repaid shall be made available by the Bank to the Borrower as provided in subsection (b) of this Section, or remitted by the Borrower to the Bank as provided in Section 2.11, as the case may be.

            (d) Notwithstanding anything to the contrary contained in this Agreement, no Euro-Dollar Borrowing may be made if there shall have occurred a Default or an Event of Default, which Default or Event of Default shall not have been cured or waived.

            (e) In the event that a Notice of Borrowing fails to specify whether the Advance comprising such Borrowing is to be a Base Rate Loan or a Euro-Dollar Loan, such Advance shall be made as a Base Rate Loan. If the Borrower is otherwise entitled under this Agreement to repay any Advance maturing at the end of an Interest Period applicable thereto with the proceeds of a new Borrowing, and the Borrower fails to repay such Advance using its own moneys and fails to give a Notice of Borrowing in connection with such new Borrowing, a new Borrowing shall be deemed to be made on the date such Advance matures in an amount equal to the principal amount of the Advance so maturing, and the Advance comprising such new Borrowing shall be a Base Rate Loan.

            SECTION 2.03. Note. The Advances shall be evidenced by a single Note payable to the order of the Bank for the account of its Lending Office in an amount equal to the original principal amount of the Bank's Commitment. The Bank shall record, and prior to any transfer of its Note shall endorse on the schedule forming a part thereof appropriate notations to evidence, the date, amount and maturity of, and effective interest rate for, each Advance made by it, the date and amount of each payment of principal made by the Borrower with respect thereto and whether such Advance is a Base Rate Loan or a Euro-Dollar Loan, and such recordations and endorsements shall constitute rebuttable presumptive evidence of the principal amount owing and unpaid on the Note; provided that the failure of the Bank to make any such recordation or endorsement shall not affect the obligation of the Borrower hereunder or under the Note. The Bank is hereby irrevocably authorized by the Borrower so to endorse its Note and to attach to and make a part of any Note a continuation of any such schedule as and when required.

            SECTION 2.04. Maturity of Advances. Each Advance included in any Borrowing shall mature, and the principal amount thereof shall be due and payable, on the last day of the Interest Period applicable to such Borrowing.

            SECTION 2.05. Interest Rates. (a) Each Advance made as a Base Rate Loan shall bear interest on the outstanding principal amount thereof, for each day from the date such Advance is made until it becomes due, at a rate per annum equal to the Base Rate for such day plus the Applicable Margin. Such interest shall be payable for each Interest Period on the last day thereof.

            (b) Each Advance made as a Euro-Dollar Loan shall bear interest on the outstanding principal amount thereof, for the Interest Period applicable thereto, at a rate per annum equal to the sum of the Applicable Margin plus the applicable Adjusted London Interbank Offered Rate for such Interest Period; provided that if any Advance made as a Euro-Dollar Loan shall, as a result of clause (1)(c) of the definition of Interest Period, have an Interest Period of less than one month, such Advance so made as a Euro-Dollar Loan shall bear interest during such Interest Period at the rate applicable to Advances made as Base Rate Loans during such period. Such interest shall be payable for each Interest Period on the last day thereof.

            (c) "Applicable Margin" shall be determined quarterly based upon the ratio of Indebtedness For Borrowed Money to Total Capitalization (calculated as of the last day of each Fiscal Quarter), as follows:


  Ratio of Indebtedness
   For Borrowed Money                            Base                 Euro
  to Total Capitalization                      Rate Loans          Euro Dollar
  -------------------------                    ----------          -----------

  Greater than or equal to .40 to 1.00              0%                .30%

  Less than .40 to 1.00                             0%                .25%


  The Applicable Margin shall be determined effective as of the date (herein, the "Rate Determination Date") which is 60 days after the last day of the Fiscal Quarter as of the end of which the foregoing ratio is being determined, based on the quarterly financial statements for such Fiscal Quarter, and the Applicable Margin so determined shall remain effective from such Rate Determination Date until the date which is 60 days after the last day of the Fiscal Quarter in which such Rate Determination Date falls (which latter date shall be a new Rate Determination Date); provided that (i) for the period from and including the Closing Date to but excluding the Rate Determination Date next following the Closing Date, the Applicable Margin shall be (A) 0% for Base Rate Loans, and (B) .25% for Euro-Dollar Loans, (ii) in the case of any Applicable Margin determined for the fourth and final Fiscal Quarter of a Fiscal Year, the Rate Determination Date shall be the date which is 105 days after the last day of such final Fiscal Quarter and such Applicable Margin shall be determined based upon the annual audited financial statements for the Fiscal Year ended on the last day of such Fiscal Quarter, and (iii) if on any Rate Determination Date the Borrower shall have failed to deliver to the Bank the financial statements required to be delivered pursuant to Section 6.01(b) with respect to the Fiscal Quarter most recently ended prior to such Rate Determination Date, then for the period beginning on such Rate Determination Date and ending on the earlier of (A) the date on which the Borrower shall deliver to the Bank the financial statements to be delivered pursuant to Section 6.01(b) with respect to such Fiscal Quarter or any subsequent Fiscal Quarter, or (B) the date on which the Borrower shall deliver to the Bank annual financial statements required to be delivered pursuant to Section 6.01(a) with respect to the Fiscal Year which includes such Fiscal Quarter or any subsequent Fiscal Year, the Applicable Margin shall be determined as if the ratio of Indebtedness For Borrowed Money to Total Capitalization was greater than .40 to 1.00 at all times during such period. Any change in the Applicable Margin on any Rate Determination Date shall result in a corresponding change, effective on and as of such Rate Determination Date, in the interest rate applicable to each Advance outstanding on such Rate Determination Date.

            (d) After the occurrence and during the continuance of a Default, the principal amount of the Advances (and, to the extent permitted by applicable law, all accrued interest thereon) shall bear interest at a rate per annum equal to the sum of 2% plus the Base Rate from time to time in effect.

            SECTION 2.06. Fees. (a) From and after the Closing Date up to and including the Termination Date, the Borrower shall pay to the Bank a commitment fee at the rate of one-tenth of one percent (0.10%) per annum (calculated from the date hereof on the basis of a year of 360 days and payable for the actual number of days elapsed) on the average daily balance of the Unused Commitment (the "Commitment Fee"). The Commitment Fee shall be payable by the Borrower quarterly in arrears on each Commitment Fee Payment Date and on the Termination Date, provided that should the Commitment be terminated at any time prior to the Termination Date (whether by termination of the Commitment as provided in Section 2.07 or Section 2.08 or otherwise), the entire accrued and unpaid Commitment Fee shall be paid on the date of such termination.

            (b) The Borrower shall pay to the Bank such fees and other amounts on such dates as set forth in the Letter Agreement.

            SECTION 2.07.  Optional Termination or Reduction of Commitment.
  The Borrower may, upon at least three Domestic Business Days' notice to the Bank, terminate the Commitment at any time, or reduce the Commitment from time to time by an aggregate minimum amount of at least $1,000,000 or an integral multiple of $500,000 in excess thereof. If the Commitment is so reduced, such reduction shall be accounted for in determining the fees due under Section 2.06(a). If the Commitment is so terminated in its entirety, all accrued fees (as provided under Section 2.06(a)) shall be payable on the
  effective date of such termination.    A notice of reduction or termination
  of the Commitment hereunder, once given, shall not thereafter be revocable by the Borrower.

            SECTION 2.08. Mandatory Termination of Commitment; Extension of Expiration Date. (a) The Commitment shall terminate and the unpaid principal balance and all accrued and unpaid interest on the Note will be due and payable upon the first of the following dates or events to occur: (i) acceleration of the maturity of the Note in accordance with the remedies contained in Section 7.02; (ii) the Borrower's termination of the Commitment pursuant to Section 2.07; or (iii) upon the expiration of the Commitment on the Termination Date. From and after the date of such termination, no Advances shall be made.

            (b) The initial term of the Commitment is stated to expire, subject to earlier termination, on the Initial Expiration Date. If the Borrower does not receive a Notice of Non-Extension from the Bank at least thirteen (13) months prior to the Initial Expiration Date, however, the Expiration Date will be automatically extended for successive additional periods of one calendar month each ("Successive Extension Periods") until the earlier of (i) the first day of the thirteenth month following receipt by the Borrower of a Notice of Non-Extension from the Bank, or (ii) the Termination Date. The Bank may determine to extend the Expiration Date in its sole discretion and no course of dealing or other circumstance shall require the Bank to extend the Expiration Date.

            SECTION 2.09. Optional Prepayments. (a) The Borrower may, upon at least one Domestic Business Days' notice to the Bank, prepay any Base Rate Loan in whole at any time, or from time to time in part in amounts aggregating at least $500,000 or any larger multiple of $500,000, by paying the principal amount to be prepaid together with accrued interest thereon to the date of prepayment.

            (b) The Borrower may, upon at least three Euro-Dollar Business Days' notice to the Bank, prepay all or any portion of the principal amount of any Euro-Dollar Loan in amounts aggregating at least $500,000 or any larger multiple of $500,000, by paying the principal amount to be prepaid together with accrued interest thereon to the date of prepayment and, if such prepayment is made on a day other than the last day of an Interest Period applicable to such Euro-Dollar Loan, any compensation payable pursuant to
  Section 3.05.

            (c) A notice of prepayment pursuant to this Section, once given, shall not thereafter be revocable by the Borrower.

            SECTION 2.10. Mandatory Prepayments. On each date on which the Commitment is reduced or terminated pursuant to Section 2.07 or terminated pursuant to Section 2.08, the Borrower shall repay or prepay such principal amount of the outstanding Advances, if any (together with interest accrued thereon), as may be necessary so that after such payment the aggregate unpaid principal amount of the outstanding Advances does not exceed the aggregate amount of the Commitment as then reduced.

            SECTION 2.11. General Provisions Concerning Payments. (a) All payments of principal of, or interest on, the Note, and of any fees, shall be made in Federal or other funds immediately available to the Bank at its office in Atlanta, Georgia not later than 11:00 a.m., Atlanta, Georgia time; provided that unless otherwise instructed by the Borrower, the Bank shall automatically debit the deposit account of the Borrower maintained with the Bank or any Affiliate of the Bank in the amount of each such payment on the due date thereof. Funds received after 11:00 a.m., Atlanta, Georgia time, shall be deemed to have been paid on the next following Domestic Business Day.

            (b) Whenever any payment of principal of, or interest on, the Base Rate Loans or of any fees shall be due on a day which is not a Domestic Business Day, the date for payment thereof shall be extended to the next succeeding Domestic Business Day. Whenever any payment of principal of, or interest on, the Euro-Dollar Loans shall be due on a day which is not a Euro-Dollar Business Day, the date for payment thereof shall be extended to the next succeeding Euro-Dollar Business Day unless such Euro-Dollar Business Day falls in another calendar month, in which case the date for payment thereof shall be the next preceding Euro-Dollar Business Day. If the date for any payment of principal is extended by operation of law or otherwise, interest thereon shall be payable for such extended time.

            SECTION 2.12. Computation of Interest and Fees. Interest on Base Rate Loans and interest on Euro-Dollar Loans shall be computed on the basis of a year of 360 days and paid for the actual number of days elapsed, calculated as to each Interest Period from and including the first day thereof to but excluding the last day thereof. Commitment fees shall be computed on the basis of a year of 360 days and paid for the actual number of days elapsed (including the first day but excluding the last day).

                ARTICLE III.  CHANGE IN CIRCUMSTANCES; COMPENSATION

            SECTION 3.01. Basis for Determining Interest Rate Inadequate or Unfair. If on or prior to the first day of any Interest Period:

            (i) the Bank determines that deposits in Dollars (in the applicable amounts) are not being offered in the relevant market for such Interest Period, or

            (ii) the Bank determines that the London Interbank Offered Rate as determined by the Bank will not adequately and fairly reflect the cost to the Bank of funding Euro-Dollar Loans for such Interest Period, the Bank shall forthwith give notice thereof to the Borrower, whereupon until the Bank notifies the Borrower that the circumstances giving rise to such suspension no longer exist, the obligations of the Bank to make or maintain Euro-Dollar Loans shall be suspended. Unless the Borrower notifies the Bank at least two Domestic Business Days before the date of any Borrowing of or the commencement of any Interest Period for Euro-Dollar Loans for which a Notice of Borrowing has previously been given that it elects not to borrow on such date, such Borrowing shall instead be made as a Base Rate Borrowing.

            SECTION 3.02. Illegality. If, after the date hereof, the adoption of any applicable law, rule or regulation, or any change therein, or any change in the interpretation or administration thereof by any governmental authority, central bank or comparable agency charged with the interpretation or administration thereof (any such authority, bank or agency being referred to as an "Authority" and any such event being referred to as a "Change of Law"), or compliance by the Bank (or its Lending Office) with any request or directive (whether or not having the force of law) of any Authority shall make it unlawful or impossible for the Bank (or its Lending Office) to make, maintain or fund its Euro-Dollar Loans and the Bank shall so notify the Borrower, until the Bank notifies the Borrower that the circumstances giving rise to such suspension no longer exist, the obligation of the Bank to make Euro-Dollar Loans shall be suspended. Before giving any notice pursuant to this paragraph, the Bank shall designate a different Lending Office if able to do so and if such designation will avoid the need for giving such notice and will not, in the judgment of the Bank, be otherwise disadvantageous to the Bank. If the Bank shall determine that it may not lawfully continue to maintain and fund any of its outstanding Euro-Dollar Loans to maturity and shall so specify in such notice, the Borrower shall immediately prepay in full the then outstanding principal amount of each Euro-Dollar Loan, together with accrued interest thereon. Concurrently with prepaying each such Advance, the Borrower shall borrow an Advance as a Base Rate Loan in an equal principal amount from the Bank and the Bank shall make such an Advance.

            SECTION 3.03. Increased Cost and Reduced Return. (a) If after the date hereof, a Change of Law or compliance by the Bank (or its Lending Office) with any request or directive (whether or not having the force of law) of any Authority:

            (i) shall subject the Bank (or its Lending Office) to any tax, duty or other charge with respect to its Euro-Dollar Loans, the Note or its obligation to make or maintain Euro-Dollar Loans, or shall change the basis of taxation of payments to the Bank (or its Lending Office) of the principal of or interest on its Euro-Dollar Loans or any other amounts due under this Agreement in respect of its Euro-Dollar Loans or its obligation to make or maintain Euro-Dollar Loans (except for changes in the rate of tax on the overall net income of the Bank or its Lending Office imposed by the jurisdiction in which the Bank's principal executive office or Lending Office is located); or

            (ii) shall impose, modify or deem applicable any reserve, special deposit or similar requirement (including, without limitation, any such requirement imposed by the Board of Governors of the Federal Reserve System, but excluding any such requirement included in an applicable Euro-Dollar Reserve Percentage) against assets of, deposits with or for the account of, or credit extended by, the Bank (or its Lending Office); or

            (iii) shall impose on the Bank (or its Lending Office) or the London interbank market any other condition affecting its Euro-Dollar Loans, its Note or its obligation to make or maintain Euro-Dollar Loans;

  and the result of any of the foregoing is to increase the cost to the Bank (or its Lending Office) of making or maintaining any Euro-Dollar Loan, or to reduce the amount of any sum received or receivable by the Bank (or its Lending Office) under this Agreement or under the Note with respect thereto, by an amount deemed by the Bank to be material, then, within 15 days after demand by the Bank, the Borrower shall pay to the Bank such additional amount or amounts as will compensate the Bank for such increased cost or reduction.

            (b) If the Bank shall have determined that after the date hereof the adoption of any applicable law, rule or regulation regarding capital adequacy, or any change therein, or any change in the interpretation or administration thereof, or compliance by the Bank (or its Lending Office) with any request or directive regarding capital adequacy (whether or not having the force of law) of any Authority, has or would have the effect of reducing the rate of return on the Bank's capital as a consequence of its obligations under this Agreement with respect to any Advance to a level below that which the Bank could have achieved but for such adoption, change or compliance (taking into consideration the Bank's policies with respect to capital adequacy) by an amount deemed by the Bank to be material, then from time to time, within 15 days after demand by the Bank, the Borrower shall pay to the Bank such additional amount or amounts as will compensate the Bank for such reduction.

            (c) The Bank will promptly notify the Borrower of any event of which it has knowledge, occurring after the date hereof, which will entitle the Bank to compensation pursuant to this Section and will designate a different Lending Office if such designation will avoid the need for, or reduce the amount of, such compensation and will not, in the judgment of the Bank, be otherwise disadvantageous to the Bank. A certificate of the Bank claiming compensation under this Section and setting forth the additional amount or amounts to be paid to it hereunder shall be conclusive in the absence of manifest error. In determining such amount, the Bank may use any reasonable averaging and attribution methods.

            (d) The provisions of this Section shall be applicable with respect to any Participant in, or Assignee or other Transferee of, the obligations of the Borrower hereunder to the Bank, and any calculations required by such provisions shall be made based upon the circumstances of such Participant, Assignee or other Transferee.

            SECTION 3.04. Base Rate Loans Substituted for Affected Euro-Dollar Loans. If (i) the obligation of the Bank to make or maintain Euro-Dollar Loans has been suspended pursuant to Section 3.01 or Section 3.02, or (ii) the Bank has demanded compensation under Section 3.03, and if in either case the Borrower, by at least one Domestic Business Day's prior notice to the Bank, shall have elected that the provisions of this Section shall apply, then, unless and until the Bank notifies the Borrower that the circumstances giving rise to such suspension or demand for compensation no longer apply:

            (a) all Advances which would otherwise be made by the Bank as Euro-Dollar Loans shall be made instead as Base Rate Loans, and

            (b) after each of its Euro-Dollar Loans has been repaid, all payments of principal which would otherwise be applied to repay such Euro-Dollar Loans shall be applied to repay its Base Rate Loans instead.

            SECTION 3.05. Compensation. Upon the request of the Bank, delivered to the Borrower, the Borrower shall pay to the Bank such amount or amounts as shall compensate the Bank for any loss, cost or expense incurred by the Bank as a result of:

            (a) any optional or mandatory payment or prepayment (pursuant to Section 3.02 or otherwise) of a Euro-Dollar Loan on a date other than the last day of an Interest Period for such Euro-Dollar Loan; or

            (b) any failure by the Borrower to prepay a Euro-Dollar Loan on the date for such prepayment specified in the relevant notice of prepayment or notice of reduction of the Commitment, as the case may be; or

            (c) any failure by the Borrower to borrow an Advance as a Euro-Dollar Loan on the date for the Borrowing specified in the applicable Notice of Borrowing delivered pursuant to Section 2.02;

  such compensation to include, without limitation, an amount equal to the excess, if any, of (x) the amount of interest which would have accrued on the amount so paid or prepaid or not prepaid or borrowed, for the period from the date of such payment, prepayment or failure to prepay or borrow to the last day of the then current Interest Period for such Euro-Dollar Loan (or, in the case of a failure to prepay or borrow, the Interest Period for such Euro-Dollar Loan which would have commenced on the date of such failure to prepay or borrow) at the applicable rate of interest for such Euro-Dollar Loan provided for herein over (y) the amount of interest (as reasonably determined by the Bank) the Bank would have paid on deposits in Dollars of comparable amounts having terms comparable to such period placed with it by leading banks in the London interbank market.


                       ARTICLE IV.  CONDITIONS TO BORROWINGS

            SECTION 4.01. Conditions to First Borrowing. The obligation of the Bank to make an Advance on the occasion of the first Borrowing is subject to the satisfaction of the conditions set forth in Section 4.02 and the following additional conditions:

            (a) receipt by the Bank from the Borrower of a duly executed counterpart of this Agreement signed by the Borrower;

            (b) receipt by the Bank of the duly executed Note complying with the provisions of Section 2.03;

            (c) receipt by the Bank of an opinion of counsel of (i) McDermott, Will & Emery, counsel for the Borrower, substantially in the form of Exhibit B hereto, and covering such additional matters relating to the transactions contemplated hereby as the Bank may reasonably request and (ii) Womble Carlyle Sandridge & Rice, PLLC, counsel to the Bank, as to the enforceability of this Agreement and the Note under the laws of the State of Georgia;

            (d) receipt by the Bank of a certificate, dated the date of the first Borrowing, signed by a principal financial officer of the Borrower to the effect that (i) no Default hereunder has occurred and is continuing on the date of the first Borrowing and (ii) the representations and warranties of the Borrower contained in
       Article V are true on and as of the date of the first Borrowing hereunder;

            (e) receipt by the Bank of all documents which the Bank may reasonably request relating to the existence of the Borrower, the corporate authority for and the validity of this Agreement and the Note, and any other matters relevant hereto, all in form and substance satisfactory to the Bank, including without limitation a certificate of incumbency of the Borrower, signed by the Secretary or an Assistant Secretary of the Borrower, certifying as to the names, true signatures and incumbency of the officer or officers of the Borrower authorized to execute and deliver the Loan Documents, and certified copies of the following items: (i) the Borrower's Certificate of Incorporation, (ii) the Borrower's Bylaws, (iii) a certificate of the Secretary of State (or other appropriate office) of the jurisdiction of the Borrower's incorporation as to the good standing of the Borrower as a corporation in such jurisdiction, and
       (iv) the action taken by the Board of Directors of the Borrower authorizing the Borrower's execution, delivery and performance of this Agreement, the Note and the other Loan Documents to which the Borrower is a party; and

            (f) receipt by the Bank of a Notice of Borrowing specifying a Borrowing in a minimum amount of $1,000,000.

            SECTION 4.02. Conditions to All Borrowings. The obligation of the Bank to make an Advance on the occasion of each Borrowing is subject to the satisfaction of the following conditions:

            (a)  receipt by the Bank of Notice of Borrowing as required by
       Section 2.02;

            (b) the fact that, immediately after such Borrowing, no Default shall have occurred and be continuing;

            (c) the fact that the representations and warranties of the Borrower contained in Article V shall be true on and as of the date of such Borrowing; and

            (d) the fact that, immediately after such Borrowing, the aggregate outstanding principal amount of the Advances will not exceed the amount of the Commitment.

  Each Borrowing hereunder shall be deemed to be a representation and warranty by the Borrower on the date of such Borrowing as to the facts specified in clauses (b), (c) and (d) of this Section; provided that such Borrowing shall not be deemed to be such a representation and warranty to the effect set forth in Section 5.04(b) as to any material adverse change which has theretofore been disclosed in writing by the Borrower to the Bank if the aggregate outstanding principal amount of the Advances immediately after such Borrowing will not exceed the aggregate outstanding principal amount of Advances immediately before such Borrowing.


                    ARTICLE V.  REPRESENTATIONS AND WARRANTIES

            The Borrower represents and warrants that:

            SECTION 5.01. Corporate Existence and Power. The Borrower is a corporation duly organized, validly existing and in good standing under the laws of the State of Wisconsin, is duly qualified to transact business in every jurisdiction where, by the nature of its business, the failure to be so qualified could reasonably be expected to have a material adverse effect on the business, operations, properties, assets or conditions (financial or otherwise) of the Borrower or on the validity or enforceability of this Agreement or any other Loan Document or the rights or remedies of the Bank hereunder or thereunder, and has all corporate powers and all governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted (except for such governmental licenses, authorizations, consents and approvals the failure to have which could not reasonably be expected to have a material adverse effect on the business, operations, properties, assets or conditions (financial or otherwise) of the Borrower or on the validity or enforceability of this Agreement or any other Loan Document or the rights or remedies of the Bank hereunder or thereunder).

            SECTION 5.02. Corporate and Governmental Authorization; Contravention. The execution, delivery and performance by the Borrower of this Agreement, the Note and the other Loan Documents (i) are within the Borrower's corporate powers, (ii) have been duly authorized by all necessary corporate action, (iii) require no action by or in respect of, or filing with, any governmental body, agency or official, (iv) do not contravene, or constitute a default under, any provision of applicable law or regulation (if the contravention thereof could reasonably be expected to have a material adverse effect on the business, operations, properties, assets or conditions (financial or otherwise) of the Borrower and its Subsidiaries, taken as a whole, or on the validity or enforceability of this Agreement or any other Loan Document or the rights or remedies of the Bank hereunder or thereunder) or of the certificate of incorporation or by-laws of the Borrower or of any agreement, judgment, injunction, order, decree or other instrument binding upon the Borrower or any of its Subsidiaries, and (v) do not result in the creation or imposition of any Lien on any asset of the Borrower or any of its Subsidiaries.

            SECTION 5.03. Binding Effect. This Agreement constitutes a valid and binding agreement of the Borrower enforceable in accordance with its terms, and the Note and the other Loan Documents, when executed and delivered in accordance with this Agreement, will constitute valid and binding obligations of the Borrower enforceable in accordance with their respective terms, provided that the enforceability hereof and thereof is subject in each case to general principles of equity and to bankruptcy, insolvency and similar laws affecting the enforcement of creditors' rights generally.

            SECTION 5.04. Financial Information. (a) The consolidated balance sheet of the Borrower and its Consolidated Subsidiaries as of December 31, 1994, and the related consolidated statements of income, shareholders' equity and cash flows for the Fiscal Year then ended, reported on by Arthur Andersen LLP, copies of which have been delivered to the Bank, and the unaudited consolidated financial statements of the Borrower and its Consolidated Subsidiaries for the interim period ended March 31, 1995, copies of which have been delivered to the Bank, fairly present, in conformity with generally accepted accounting principles, the consolidated financial position of the Borrower and its Consolidated Subsidiaries as of such dates and their consolidated results of operations and cash flows for such periods stated.

            (b) Since March 31, 1995, there has been no material adverse change in the business, financial position or results of operations of the Borrower and its Consolidated Subsidiaries, taken as a whole.

            SECTION 5.05. Litigation. Except as disclosed on Schedule 5.05 hereto, there is no action, suit, proceeding or labor dispute pending, or to the knowledge of the Borrower threatened, against or affecting the Borrower or any of its Subsidiaries before any court or arbitrator or any governmental body, agency or official which (except as disclosed in writing to the Bank prior to the Closing Date) could materially adversely affect the business, consolidated financial position or consolidated results of operations of the Borrower and its Consolidated Subsidiaries, taken as a whole, or which in any manner draws into question the validity of, or could impair the ability of the Borrower to perform its obligations under, this Agreement, the Note or any of the other Loan Documents.

            SECTION 5.06. Compliance with ERISA. (a) The Borrower and each member of the Controlled Group have fulfilled their obligations under the minimum funding standards of ERISA and the Code with respect to each Plan and are in compliance in all material respects with the presently applicable provisions of ERISA and the Code, and have not incurred any liability to the PBGC or a Plan under Title IV of ERISA.

            (b) Neither the Borrower nor any member of the Controlled Group is or ever has been obligated to contribute to any Multiemployer Plan.

            SECTION 5.07. Taxes. There have been filed on behalf of the Borrower and its Subsidiaries all Federal, state and local income, excise, property and other tax returns which are required to be filed by them and all taxes due pursuant to such returns or pursuant to any assessment received by or on behalf of the Borrower or any Subsidiary have been paid. The charges, accruals and reserves on the books of the Borrower and its Subsidiaries in respect of taxes or other governmental charges are adequate under generally accepted accounting principles consistently applied. United States income tax returns of the Borrower and its Subsidiaries have been examined and closed through the Fiscal Year ended December 31, 1988.

            SECTION 5.08. Subsidiaries. Each of the Borrower's Significant Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and has all corporate powers and all governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted (except where the failure to have such governmental licenses, authorizations, consents and approvals could not reasonably be expected to have a material adverse effect on the business, operations, properties, assets or conditions (financial or otherwise) of any such Subsidiary or on the validity or enforceability of this Agreement or any other Loan Document or the rights or remedies of the Bank hereunder or thereunder).

            SECTION 5.09. Not an Investment Company. Neither the Borrower nor any of its Subsidiaries is an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

            SECTION 5.10. Ownership of Property; Liens. Each of the Borrower and its Subsidiaries has title to its properties sufficient for the conduct of its business, and none of such property is subject to any Lien except for Permitted Encumbrances.

            SECTION 5.11. No Default. Neither the Borrower nor any of its Consolidated Subsidiaries is in default under or with respect to any agreement, instrument or undertaking to which it is a party or by which it or any of its property is bound, which default could reasonably be expected to have a material adverse effect on the business, properties, assets, operations or conditions (financial or otherwise) of the Borrower and its Subsidiaries, taken as a whole, or on the validity or enforceability of this Agreement or any other Loan Document or the rights or remedies of the Bank hereunder and thereunder. No Default has occurred and is continuing.

            SECTION 5.12. Full Disclosure. All information heretofore furnished by the Borrower to the Bank for purposes of or in connection with this Agreement or any transaction contemplated hereby is, and all such information hereafter furnished by the Borrower to the Bank will be, true, accurate and complete in every material respect or based on reasonable estimates on the date as of which such information is stated or certified. The Borrower has disclosed to the Bank in writing any and all facts which materially and adversely affect or may affect (to the extent the Borrower can now reasonably foresee), the business, operations, properties, assets, or conditions (financial or otherwise) of the Borrower and its Subsidiaries, taken as a whole, or the ability of the Borrower to perform its obligations under this Agreement.

            SECTION 5.13. Environmental Matters. (a) Neither the Borrower nor any Subsidiary is subject to any Environmental Liability which is likely to have a material adverse effect on the business, financial position, results of operations or prospects of the Borrower and its Subsidiaries, taken as a whole, and, except as disclosed on Schedule 5.13 hereto, neither the Borrower nor any Subsidiary has been designated as a potentially responsible party under CERCLA or under any state statute similar to CERCLA. Except as disclosed on Schedule 5.13 hereto, none of the Real Properties have been identified on any current or proposed (i) National Priorities List
  under 40 C.F.R.   300, (ii) CERCLIS list or (iii) any list arising from a
  state statute similar to CERCLA.

            (b) No Hazardous Materials have been or are being used, produced, manufactured, processed, generated, stored, disposed of, managed at, or shipped or transported to or from the Real Properties or are otherwise present at, on, in or under the Real Properties, or, to the best of the knowledge of the Borrower, at or from any adjacent site or facility, except for Hazardous Materials used, produced, manufactured, processed, generated, stored, disposed of, and managed in compliance with all applicable Environmental Requirements, except where the failure to comply with such Environmental Requirements could not reasonably be expected to have a material adverse effect on the business, financial position, results of operations or prospects of the Borrower and its Subsidiaries, taken as a whole.

            (c) The Borrower, and each of its Subsidiaries and Affiliates, has procured all Environmental Authorizations necessary for the conduct of its business and is in compliance with all Environmental Requirements in connection with the operation of the Real Properties and the Borrower's and each of its Subsidiaries' and Affiliates' respective businesses, except where the failure to obtain such Environmental Authorization or to comply with such Environmental Requirements could not reasonably be expected to have a material adverse effect on the business, financial position, results of operations or prospects of the Borrower and its Subsidiaries, taken as a whole.

            SECTION 5.14. Compliance with Laws. The Borrower and each Subsidiary is in compliance with all applicable laws, except where any failure to comply with any such laws would not, alone or in the aggregate, materially adversely affect the business, operations, properties, assets or conditions (financial or otherwise) of the Borrower and its Subsidiaries, taken as a whole, or which in any manner draws into question the validity of, or could impair the ability of the Borrower to perform its obligations under, this Agreement or any of the other Loan Documents.

            SECTION 5.15. Transactions with Affiliates. Neither the Borrower nor any of its Subsidiaries has entered into, or is a party to, any transaction with any Affiliate of the Borrower or such Subsidiary (which Affiliate is not the Borrower or a Subsidiary), except as permitted by law and which are on terms and conditions which are not less favorable to the Borrower or such Subsidiary than would be obtained in a comparable arm's length transaction with a Person which is not an Affiliate of the Borrower or such Subsidiary.


                              ARTICLE VI.  COVENANTS

            The Borrower agrees that, so long as the Commitment is in effect hereunder or any amount payable under this Agreement remains unpaid:

            SECTION 6.01.  Information.  The Borrower will deliver to the Bank:

            (a) as soon as available and in any event within 105 days after the end of each Fiscal Year, a consolidated balance sheet of the Borrower and its Consolidated Subsidiaries as of the end of such Fiscal Year and the related consolidated statements of income, shareholders' equity and cash flows for such Fiscal Year, setting forth in each case in comparative form the figures for the previous fiscal year, all certified by Arthur Andersen LLP or other independent public accountants of nationally recognized standing, with such certification to be free of exceptions and qualifications not acceptable to Bank; provided that the delivery within the time period specified above of the Borrower's Annual Report on Form 10-K for such Fiscal Year (together with the Borrower's annual report to shareholders, if any, prepared pursuant to Rule 14a-3 under the Exchange Act) prepared in accordance with the requirements therefor and filed with the Securities and Exchange Commission shall be deemed to satisfy the requirements of this Section 6.01(a);

            (b) as soon as available and in any event within 60 days after the end of each Fiscal Quarter of each Fiscal Year, a consolidated balance sheet of the Borrower and its Consolidated Subsidiaries as of the end of such Fiscal Quarter and the related statement of income and statement of cash flows for such Fiscal Quarter and for the portion of the Fiscal Year ended at the end of such Fiscal Quarter, setting forth in each case in comparative form the figures for the corresponding Fiscal Quarter and the corresponding portion of the previous Fiscal Year, all certified (subject to normal year-end adjustments) as to fairness of presentation, generally accepted accounting principles and consistency by the chief financial officer or the chief accounting officer of the Borrower; provided that delivery within the time period specified above of copies of the Borrower's Quarterly Report on Form 10-Q for such Fiscal Quarter prepared in compliance with the requirements therefor and filed with the Securities and Exchange Commission shall be deemed to satisfy the requirements of this Section 6.01(b);

            (c) simultaneously with the delivery of each set of financial statements referred to in clause (b) above, a certificate of the chief financial officer or the chief accounting officer of the Borrower (i) setting forth in reasonable detail the calculations required to establish whether the Borrower was in compliance with the requirements of Sections 6.03 and 6.04 on the date of such financial statements and (ii) stating whether any Default exists on the date of such certificate and, if any Default then exists, setting forth the details thereof and the action which the Borrower is taking or proposes to take with respect thereto;

            (d) within five Domestic Business Days after the chief executive officer, chief operating officer, chief financial officer, treasurer or assistant treasurer of the Borrower becomes aware of the occurrence of any Default, a certificate of the chief financial officer or the chief accounting officer of the Borrower setting forth the details thereof and the action which the Borrower is taking or proposes to take with respect thereto;

            (e) promptly upon the mailing thereof to the shareholders of the Borrower generally, copies of all financial statements, reports and proxy statements so mailed;

            (f) promptly upon the filing thereof, copies of all registration statements (other than the exhibits thereto and any registration statements on Form S-8 or its equivalent) and annual, quarterly or monthly reports or any reports on Form 8-K which the Borrower shall have filed with the Securities and Exchange
       Commission;

            (g) if and when any member of the Controlled Group (i) gives or is required to give notice to the PBGC of any Reportable Event with respect to any Plan which might constitute grounds for a termination of such Plan under Title IV of ERISA, or knows that the plan administrator of any Plan has given or is required to give notice of any such Reportable Event, a copy of the notice of such Reportable Event given or required to be given to the PBGC;
       (ii) receives notice of complete or partial withdrawal liability under Title IV of ERISA, a copy of such notice; or (iii) receives notice from the PBGC under Title IV of ERISA of an intent to terminate or appoint a trustee to administer any Plan, a copy of such notice; and

            (h) from time to time such additional information regarding the financial position or business of the Borrower and its Subsidiaries as the Bank may reasonably request.

            SECTION 6.02. Inspection of Property, Books and Records. The Borrower will keep, and will cause each Subsidiary to keep, proper books of record and account in which full, true and correct entries in conformity with generally accepted accounting principles shall be made of all dealings and transactions in relation to its business and activities; and will permit, and will cause each Subsidiary to permit, representatives of the Bank at the Bank's expense prior to the occurrence of an Event of Default and at the Borrower's expense after the occurrence of an Event of Default to visit and inspect any of their respective properties, to examine and make abstracts from any of their respective books and records and to discuss their respective affairs, finances and accounts with their respective officers, employees and independent public accountants (provided that prior to the occurrence of any Default, the Bank shall only be permitted to discuss such matters with such independent public accountants if a representative of the Borrower is present and reasonable prior notice has been given to the Borrower). The Borrower agrees to cooperate and assist in such visits and inspections, in each case at such reasonable times and as often as may reasonably be desired.

            SECTION 6.03. Ratio of Indebtedness For Borrowed Money to Total Capitalization. The ratio of Indebtedness For Borrowed Money to Total Capitalization will not at any time (i) on or prior to December 31, 1996, exceed .50 to 1.00; (ii) on or after January 1, 1997 and on or prior to December 31, 1998, exceed .45 to 1.00; and (iii) on or after January 1, 1999, exceed .40 to 1.00.

            SECTION 6.04. Minimum Consolidated Tangible Net Worth. Consolidated Tangible Net Worth will at no time be less than $850,000,000 plus the sum of (i) 35% of the cumulative Consolidated Net Earnings of the Borrower and its Consolidated Subsidiaries during any period after March 31, 1995 (taken as one accounting period), calculated quarterly but excluding from such calculations any quarter in which the Consolidated Net Earnings of the Borrower and its Consolidated Subsidiaries are negative, and (ii) 100% of the cumulative Net Proceeds of Capital Stock received during any period after March 31, 1995, calculated quarterly.

            SECTION 6.05. Loans or Advances. Neither the Borrower nor any of its Subsidiaries shall make loans or advances to any Person except
  (i) deposits required by government agencies or public utilities; (ii) loans or advances to Wholly Owned Subsidiaries; (iii) loan or advances constituting Acceptable Obligations; and (iv) any other loan or advance which, when aggregated with all other loans and advances made under this clause (iv), does not exceed an amount equal to $50,000,000 at any one time outstanding; provided that after giving effect to the making of any loans, advances or deposits permitted by clause (i), (ii), (iii) or (iv) of this Section, no Default will exist.

            SECTION 6.06. Negative Pledge. Neither the Borrower nor any Subsidiary will create, assume or suffer to exist any Lien on any asset now owned or hereafter acquired by it, except for Permitted Encumbrances.

            SECTION 6.07. Maintenance of Existence; Fields of Business. The Borrower shall, and shall cause each Subsidiary to, maintain its corporate existence and carry on its business in substantially the same manner and in substantially the same fields as such business is now carried on and maintained; provided, however, that nothing contained in this Section shall prohibit the termination of existence of any Subsidiary, all of whose assets are sold in a transaction permitted by Section 6.09 or prohibit the termination of existence of a Subsidiary pursuant to a merger permitted by
  Section 6.09.

            SECTION 6.08. Dissolution. Neither the Borrower nor any of its Significant Subsidiaries shall suffer or permit dissolution or liquidation either in whole or in part or redeem or retire any shares of its own stock or that of any Subsidiary, except through corporate reorganization to the extent permitted by Section 6.09.

            SECTION 6.09. Consolidations, Mergers and Sales of Assets. The Borrower will not, nor will it permit any Subsidiary to, consolidate or merge with or into, or sell, lease or otherwise transfer all or any substantial part of its assets to, any other Person, or discontinue or eliminate any business line or segment, provided that

            (a) the Borrower or any Subsidiary may merge with another Person if (i) such Person was organized under the laws of the United States of America or one of its states, (ii) the Borrower or such Subsidiary is the corporation surviving such merger, (iii) any Subsidiary which is a party to a merger remains a Subsidiary after such merger, and (iv) immediately after giving effect to such merger, no Default shall have occurred and be continuing,

            (b) Subsidiaries of the Borrower may merge with one another or with the Borrower, and

            (c) the foregoing limitation on the sale, lease or other transfer of assets and on the discontinuation or elimination of a business line or segment shall not prohibit, during any Fiscal Quarter, (i) a transfer of assets to the Borrower or one or more Consolidated Subsidiaries, or (ii) a transfer of assets or the discontinuance or elimination of a business line or segment (in a single transaction or in a series of related transactions) unless the aggregate assets to be so transferred or utilized in a business line or segment to be so discontinued, when combined with all other assets transferred pursuant to this clause (ii), and all other assets utilized in all other business lines or segments discontinued, during such Fiscal Quarter and the immediately preceding eleven Fiscal Quarters, either (x) constituted more than 10% of Consolidated Total Assets at the end of the Fiscal Quarter immediately preceding such Fiscal Quarter, or (y) contributed more than 10% of Consolidated Net Earnings during the period of eight consecutive Fiscal Quarters immediately preceding such Fiscal Quarter.

            SECTION 6.10. Use of Proceeds. The proceeds of the Advances shall be used first to finance the Acquisitions and thereafter for general corporate purposes. No portion of the proceeds of the Advances will be used by the Borrower (x) in connection with any tender offer for, or other acquisition of, stock of any corporation with a view towards obtaining control of such other corporation (except for Acquisitions), (y) directly or indirectly, for the purpose, whether immediate, incidental or ultimate, of purchasing or carrying any Margin Stock, or (z) for any purpose in violation of any applicable law or regulation.

            SECTION 6.11. Compliance with Laws; Payment of Taxes. The Borrower will, and will cause each of its Subsidiaries and each member of the Controlled Group to, comply with applicable laws (including but not limited to ERISA and Environmental Requirements), regulations and similar requirements of governmental authorities (including but not limited to PBGC), except where the necessity of such compliance is being contested in good faith through appropriate proceedings and reserves, if appropriate, shall have been established therefor that are satisfactory to the Bank and except where noncompliance could not reasonably be expected to materially impair the validity or enforceability of, or the ability of the Borrower to perform its obligations under, this Agreement or any other Loan Document or result in any material adverse change in the financial condition or properties, business or operations of the Borrower and its Subsidiaries, taken as a whole. The Borrower will, and will cause each of its Subsidiaries to, pay before they become delinquent all taxes, assessments, governmental charges, claims for labor, supplies, rent and other obligations which, if unpaid, might become a lien against the property of the Borrower or any Subsidiary, except liabilities being contested in good faith and against which, if requested by the Bank, the Borrower will set up reserves satisfactory to the Bank.

            SECTION 6.12. Insurance. The Borrower will maintain, and will cause each of its Subsidiaries to maintain (either in the name of the Borrower or in such Subsidiary's own name), with financially sound and reputable insurance companies, insurance on all its property in at least such amounts and against at least such risks as are usually insured against in the same general area by companies of established repute engaged in the same or similar business and subject to self-insurance retentions; and to the extent usually insured (subject to self-insured retentions) by companies similarly situated and conducting similar businesses, the Borrower will also insure, and cause each Subsidiary to insure, employers' and public and product liability risks in good and responsible insurance companies. The Borrower will upon request of the Bank furnish a summary setting forth the nature and extent of the insurance maintained pursuant to this Section.

            SECTION 6.13. Maintenance of Property. The Borrower shall, and shall cause each Subsidiary to, maintain all of its properties and assets in good condition, repair and working order, ordinary wear and tear excepted.

            SECTION 6.14. Environmental Notices. The Borrower shall furnish to the Bank prompt written notice of all material Environmental Liabilities, pending, threatened or anticipated material Environmental Proceedings, material Environmental Notices, Environmental Judgments and Orders, and material Environmental Releases at, on, in, under or in any way affecting the Real Properties or any adjacent property, and all facts, events, or conditions that could reasonably be expected to lead to any of the foregoing. For purposes of this Section 6.14, disclosure of such matters by the Borrower in its filings with the Securities and Exchange Commission shall constitute notice to the Bank of such matters.


                              ARTICLE VII.  DEFAULTS

            SECTION 7.01. Events of Default. The occurrence of any one or more of the following events shall constitute an Event of Default by the Borrower under this Agreement:

            (a) the Borrower shall fail to pay when due any principal of any Advance or shall fail to pay any interest on any Advance within three Domestic Business Days after such interest shall become due, or shall fail to pay any fee or other amount payable hereunder within three Domestic Business Days after such fee or other amount becomes due; or

            (b) the Borrower shall fail to observe or perform any covenant contained in Sections 6.03 through 6.10, inclusive; or

            (c) the Borrower shall fail to observe or perform any covenant or agreement contained in this Agreement (other than those covered by clause (a) or (b) above) for thirty days after the earlier of (i) the first day on which a responsible officer of the Borrower has knowledge of such failure, or (ii) written notice thereof has been given to the Borrower by the Bank; or

            (d) any representation, warranty, certification or statement made by the Borrower in Article V or in any certificate, financial statement or other document delivered pursuant to this Agreement shall prove to have been incorrect in any material respect when made (or deemed made); or

            (e) the Borrower or any Subsidiary shall fail to make any payment in respect of Indebtedness For Borrowed Money outstanding in an aggregate amount equal to or exceeding $25,000,000 (other than the Note) when due or within any applicable grace period; or

            (f) any event or condition shall occur which results in the acceleration of the maturity of Indebtedness For Borrowed Money outstanding in an aggregate amount equal to or exceeding $25,000,000 of the Borrower or any Subsidiary or the purchase of such Indebtedness For Borrowed Money by the Borrower (or its designee) or such Subsidiary (or its designee) prior to the scheduled maturity thereof or enables (or, with the giving of notice or lapse of time or both, would enable) the holders of such Indebtedness For Borrowed Money or any Person acting on such holders' behalf to accelerate the maturity thereof or require the purchase thereof by the Borrower (or its designee) or such Subsidiary (or its designee) prior to the scheduled maturity thereof, without regard to whether such holders or other Person shall have exercised or waived their right to do so;

            (g) the Borrower or any Material Subsidiary shall commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or shall make a general assignment for the benefit of creditors, or shall fail generally to pay its debts as they become due, or shall take any corporate action to authorize any of the foregoing; or

            (h) an involuntary case or other proceeding shall be commenced against the Borrower or any Material Subsidiary seeking liquidation, reorganization or other relief with respect to it or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 60 days; or an order for relief shall be entered against the Borrower or any Material Subsidiary under the federal bankruptcy laws as now or hereafter in effect; or

            (i) the Borrower or any member of the Controlled Group shall fail to pay when due any material amount which it shall have become liable to pay to the PBGC or to a Plan under Title IV of ERISA; or the PBGC shall institute proceedings under Title IV of ERISA to terminate or to cause a trustee to be appointed to administer any such Plan or Plans or a proceeding shall be instituted by a fiduciary of any such Plan or Plans to enforce Section 515 or 4219(c)(5) of ERISA and such proceeding shall not have been dismissed within 30 days thereafter; or a condition shall exist by reason of which the PBGC would be entitled to obtain a decree adjudicating that any such Plan or Plans must be terminated; or

            (j) one or more judgments or orders for the payment of money in an aggregate amount in excess of $25,000,000 shall be rendered against the Borrower or any Subsidiary and such judgment or order shall continue unsatisfied and unstayed for a period of 30 days; or

            (k) a federal tax lien shall be filed against the Borrower under Section 6323 of the Code or a lien of the PBGC shall be filed against the Borrower under Section 4068 of ERISA and in either case such lien shall remain undischarged for a period of 25 days after the date of filing; or

            (l) (i) any Person or two or more Persons acting in concert shall have acquired beneficial ownership (within the meaning of Rule 13d-3 of the Securities and Exchange Commission under the Securities Exchange Act of 1934) of 20% or more of the outstanding shares of the voting stock of the Borrower (it being understood and agreed that any change in any person or group of persons having power to cause the trustee of any voting trust to vote, shall constitute a change in voting power, except to the extent that the members of the Mead Voting Trust (which is evidenced by a voting trust agreement dated December 20, 1986) are all descendants of George W. Mead, I, or spouses thereof, and the aforesaid change constitutes a transfer of such power from one member of the aforesaid Mead Voting Trust to another member of the Mead Voting Trust); or (ii) as of any date a majority of the Board of Directors of the Borrower consists of individuals who were not either (A) directors of the Borrower as of the corresponding date of the previous year, (B) selected or nominated to become directors by the Board of Directors of the Borrower of which a majority consisted of individuals described in clause (A), or (C) selected or nominated to become directors by the Board of Directors of the Borrower of which a majority consisted of individuals described in clause (A) and individuals described in clause (B).

            SECTION 7.02. Remedies on Default. Upon the occurrence of an Event of Default, the Bank may, by notice to the Borrower, terminate the Commitment which shall thereupon terminate, and by notice to the Borrower declare the Note (together with accrued interest thereon) to be, and the Note and all outstanding Advances shall thereupon become, immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower; provided that if any Event of Default specified in clause (g) or (h) above occurs with respect to the Borrower, without any notice to the Borrower or any other act by the Bank, the Commitment shall thereupon terminate and the Note and all outstanding Advances (together with accrued interest thereon) and fees shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower.

            SECTION 7.03. Offset. In addition to, and not in limitation of, all rights of offset that the Bank or other holder of the Note may have under applicable law, the Borrower hereby grants to the Bank, and to each Participant, Assignee or other Transferee, a right of offset against all deposits and other sums credited by or due from the Bank (or such Participant, Assignee or other Transferee) to the Borrower or subject to withdrawal by the Borrower; and regardless of the adequacy of any collateral or other means of obtaining repayment of the Obligations, the Bank (and each such Assignee and, to the extent permitted by applicable law, each such Participant and other Transferee) may, at any time after the occurrence of an Event of Default and without notice to the Borrower, set off the whole or any portion or portions of any or all such deposits and other sums against the amounts owing under this Agreement and the Note, whether or not any other Person or Persons could also withdraw money therefrom.


                           ARTICLE VIII.  MISCELLANEOUS

            SECTION 8.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission or similar writing) and shall be given to such party at its address or telecopy number set forth below or such other address or telecopy number as such party may hereafter specify for the purpose by notice to the other party:

                 (a)  If to the Borrower:

                      Consolidated Papers, Inc.
                      P. O. Box 8050
                      Wisconsin Rapids, Wisconsin 54495-8050
                      Attention:  Mr. Richard J. Kenney
                                Vice President, Finance
                      Fax number: (715) 422-3469
                      Telephone number: (715) 422-3111

                 (b)  If to the Bank:

                      Wachovia Bank of Georgia, N.A.
                      MC GA-370
                      191 Peachtree Street, N.E.
                      Atlanta, Georgia 30303
                      Attention: Central District Loan Administration Fax number: (404) 332-6898
                      Telephone number:  (404) 332-5279

                      With a copy to:

                      Wachovia Corporate Services, Inc.
                      MC IL-90911
                      Suite 1740, Xerox Center
                      55 W. Monroe Street
                      Chicago, Illinois 60603-5006
                      Attention:  D. Kelly Long
                      Fax number: (312) 853-0693
                      Telephone number:  (312) 853-0459


  Each such notice, request or other communication shall be effective (i) if given by telecopy, when such telecopy is transmitted to the telecopy number specified in this Section and transmission thereof is confirmed, (ii) if given by mail, 72 hours after such communication is deposited in the mails with first class postage prepaid, addressed as aforesaid or (iii) if given by any other means, when delivered at the address specified in this Section; provided that notices to the Bank under Article II or Article III shall not be effective until received.

            SECTION 8.02. No Waivers. No failure or delay by the Bank in exercising any right, power or privilege hereunder or under the Note shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

            SECTION 8.03.  Expenses; Documentary Taxes.  The Borrower shall pay
  (i) all out-of-pocket expenses of the Bank, including reasonable fees and disbursements of counsel for the Bank, in connection with the preparation of this Agreement and the other Loan Documents (to the extent set forth in the Letter Agreement), any waiver or consent hereunder or any amendment hereof or any actual or alleged Default hereunder and (ii) if an Event of Default occurs, all out-of-pocket expenses incurred by the Bank, including fees and disbursements of counsel, in connection with such Event of Default and collection and other enforcement proceedings resulting therefrom, including out-of-pocket expenses incurred in enforcing this Agreement and the other Loan Documents. The Borrower shall indemnify the Bank against any transfer taxes, documentary taxes, assessments or charges made by any Authority by reason of the execution and delivery of this Agreement or the other Loan Documents.

            SECTION 8.04. Amendments and Waivers. Any provision of this Agreement, the Note or any other Loan Documents may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by the Borrower and the Bank.

            SECTION 8.05. Successors and Assigns. (a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that the Borrower may not assign or otherwise transfer any of its rights under this Agreement.

            (b) The Bank may at any time sell to one or more Persons (each a "Participant") participating interests in any Advance, the Note, the Commitment hereunder or any other interest of the Bank hereunder. In the event of any such sale by the Bank of a participating interest to a Participant, the Bank's obligations under this Agreement shall remain unchanged, the Bank shall remain solely responsible for the performance thereof, the Bank shall remain the holder of any the Note for all purposes under this Agreement, and the Borrower shall continue to deal solely and directly with the Bank in connection with the Bank's rights and obligations under this Agreement. In no event shall the Bank be obligated to the Participant to take or refrain from taking any action hereunder except that the Bank may agree with the Participant to repurchase any participating interest upon prior notice from such Participant to the Bank and the Bank may further agree that it will not, without the consent of the Participant, agree to (i) the change of any date fixed for the payment of principal of or interest on the related Advance or Advances, (ii) the change of the amount of any principal, interest or fees due on any date fixed for the payment thereof with respect to the related Advance or Advances, (iii) the change of the principal of the related Advance or Advances, or (iv) any change in the rate at which either interest is payable thereon or (if the Participant is entitled to any part thereof) commitment fee is payable hereunder from the rate at which the Participant is entitled to receive interest or commitment fee (as the case may be) in respect of such participation. The Bank shall, within ten Domestic Business Days after selling a participating interest in any Advance, the Note, the Commitment or other interest under this Agreement, provide the Borrower with written notification stating that such sale has occurred and identifying the Participant and the interest purchased by such Participant. The Borrower agrees that each Participant shall be entitled to the benefits of Article III and Section 7.03 with respect to its participation in Advances outstanding from time to time.

            (c) The Bank may at any time assign to one or more banks or financial institutions (each an "Assignee") all, or a proportionate part of all, of its rights and obligations under this Agreement and the Note, and such Assignee shall assume all such rights and obligations, pursuant to an Assignment and Acceptance in the form attached hereto as Exhibit C executed by such Assignee, the Bank and the Borrower; provided that (i) no interest may be sold by the Bank pursuant to this paragraph (c) unless the Assignee shall agree to assume ratably equivalent portions of the Commitment, and
  (ii) no interest may be sold by the Bank pursuant to this paragraph (c) to any Assignee which is not an Affiliate of the Bank without the consent of the Borrower, which consent may be withheld in its sole discretion. Upon
  (A) execution of the Assignment and Acceptance by the Bank, such Assignee, and the Borrower, (B) delivery of an executed copy of the Assignment and Acceptance to the Borrower, and (C) payment by such Assignee to the Bank of an amount equal to the purchase price agreed between the Bank and such Assignee, such Assignee shall for all purposes be a Bank party to this Agreement and shall have all the rights and obligations of a Bank under this Agreement to the same extent as if it were an original party hereto with a Commitment as set forth in such instrument of assumption, and the Bank shall be released from its obligations hereunder to a corresponding extent, and no further consent or action by the Borrower or the Bank shall be required.
  Upon the consummation of any transfer to an Assignee pursuant to this paragraph (c), the Bank and the Borrower shall make appropriate arrangements so that, if required, a new Note is issued to such Assignee.

            (d) Subject to the provisions of Section 8.06, the Borrower authorizes the Bank to disclose to any Participant or Assignee (each a "Transferee") and any prospective Transferee any and all financial information in the Bank's possession concerning the Borrower which has been delivered to the Bank by the Borrower pursuant to this Agreement or which has been delivered to the Bank by the Borrower in connection with the Bank's credit evaluation prior to entering into this Agreement.

            (e) No Transferee shall be entitled to receive any greater payment under Section 3.03 than the transferor Bank would have been entitled to receive with respect to the rights transferred, unless such transfer is made with the Borrower's prior written consent or by reason of the provisions of
  Section 3.02 or 3.03 requiring the Bank to designate a different Lending Office under certain circumstances or at a time when the circumstances giving rise to such greater payment did not exist.

            SECTION 8.06. Confidentiality. The Bank agrees to exercise its best efforts to keep any information delivered or made available by the Borrower to it which is clearly indicated to be confidential information, confidential from any one other than persons employed or retained by the Bank who are or are expected to become engaged in evaluating, approving, structuring or administering the Advances; provided, however, that nothing herein shall prevent the Bank from disclosing such information (i) upon the order of any court or administrative agency, (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over the Bank,
  (iii) which has been publicly disclosed, (iv) to the extent reasonably required in connection with any litigation to which the Bank or their respective Affiliates may be a party, (v) to the extent reasonably required in connection with the exercise of any remedy hereunder, (vi) to the Bank's legal counsel and independent auditors and (vii) to any actual or proposed Participant, Assignee or other Transferee of all or part of its rights hereunder which has agreed in writing to be bound by the provisions of this Section.

            SECTION 8.07. Interest Limitation. Notwithstanding any other term of this Agreement, the Note or any other Loan Document, the maximum amount of interest which may be charged to or collected from any person liable hereunder or under the Note by the Bank shall be absolutely limited to, and shall in no event exceed, the maximum amount or interest which could lawfully be charged or collected under applicable law (including, to the extent applicable, the provisions of section 5197 of the Revised Statutes of the United States of America, as amended, 12 U.S.C. 85, as amended), so that the maximum of all amounts constituting interest under applicable law, howsoever computed, shall never exceed as to any Person liable therefor such lawful maximum, and any term of this Agreement, the Note or any other Loan Document which could be construed as providing for interest in excess of such lawful maximum shall be and hereby is made expressly subject to and modified by the provisions of this paragraph.

            SECTION 8.08. Governing Law. This Agreement and the Note shall be construed in accordance with and governed by the law of the State of Georgia. This Agreement and the Note are intended to be effective as instruments executed under seal.

            SECTION 8.09. Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

            SECTION 8.10. Consent to Jurisdiction. The Borrower (a) submits to personal jurisdiction in the State of Georgia, the courts thereof and the United States District Courts sitting therein, for the enforcement of this Agreement, the Note and the other Loan Documents, (b) waives any and all personal rights under the law of any jurisdiction to object on any basis (including, without limitation, inconvenience of forum) to jurisdiction or venue within the State of Georgia for the purpose of litigation to enforce this Agreement, the Note or the other Loan Documents, and (c) agrees that service of process may be made upon it in the manner prescribed in Section
  8.01 for the giving of notice to the Borrower. Nothing herein contained, however, shall prevent the Bank from bringing any action or exercising any rights against any security and against the Borrower personally, and against any assets of the Borrower, within any other state or jurisdiction.

            SECTION 8.11. Severability. If any provisions of this Agreement shall be held invalid under any applicable laws, such invalidity shall not affect any other provision of this Agreement that can be given effect without the invalid provision, and, to this end, the provisions hereof are severable.

            SECTION 8.12. Captions. Captions in this Agreement are for the convenience of reference only and shall not affect the meaning or interpretation of the provisions hereof.


            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed under seal as of the year and day first above written.

                                BORROWER:

                                CONSOLIDATED PAPERS, INC.
  ATTEST:


                                By:                            (SEAL)

             Secretary          Title:

       [CORPORATE SEAL]
                                BANK:

  Lending Office                WACHOVIA BANK OF GEORGIA, N.A.

  Wachovia Bank of Georgia, N.A.
  191 Peachtree Street, N.E.
  Atlanta, Georgia 30303        By:
                                Title: